Exhibit 99.1

GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2017

Seoul, South Korea, March 30 2018- GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity'” or the “Company'”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2017 were KRW 119,422 million (US$ 111,879 thousand), representing a 241.6% increase from KRW 34,960 million for 2016.

Subscription revenue increased by 66.8% to KRW 31,533 million (US$ 29,541 thousand) in 2017 from KRW 18,905 million in 2016. The increase resulted mainly from the increase in revenues from Ragnarok Online and Ragnarok Prequel in Taiwan.

Royalties and licensing fees revenue for 2017 was KRW 17,069 million (US$ 15,991 thousand), representing a 29.7% increase from KRW 13,164 million for 2016. This increase primarily resulted from increased revenues from Ragnarok Online in Japan, Philippines, Singapore, Malaysia and Indonesia and revenue from deferred revenue recognition related to Ragnarok Online II in china based on a game development and publishing agreement.

Mobile game revenue for 2017 was KRW 70,634 million (US$ 66,173 thousand), representing a 2,521.9% increase from KRW 2,694 million for 2016. This increase was mainly attributable to increased revenues from Ragnarok M which was launched in Taiwan in October 2017, Ragnarok R in Korea, Taiwan and Thailand and global service of RO: Idle Poring, except for Japan, China and Korea.

Other revenue was KRW 186 million (US$ 174 thousand) in 2017, representing a 5.6% decrease from KRW 197 million in 2016.

Cost of revenues was KRW 75,973 million (US$ 71,174 thousand) in 2017, representing a 456.1% increase from KRW 13,662 million in 2016. The increase in cost of revenues was mainly due to increased commission paid for game services related to Ragnarok M, Ragnarok R, RO: Idle Poring and Ragnarok Prequel.

As a result of the foregoing factors, gross profit for 2017 was KRW 43,449 million (US$ 40,705 thousand), representing a 104% increase from KRW 21,298 million for 2016. The gross profit ratio decreased to 36.4% in 2017 from 60.9% in 2016.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 87.7% to KRW 29,774 million (US$ 27,893 thousand) in 2017 compared with KRW 15,862 million in 2016. This increase in SG&A was mostly attributable to increased advertising expenses for Ragnarok R, Ragnarok Zero and Sword and Fairy: Mirror’s Mirage and research and development expenses.

Based on the foregoing factors, the Company recorded an operating profit of KRW 13,675 million (US$ 12,812 thousand) in 2017, compared to an operating profit of KRW 5,436 million in 2016.

Non-operating Income and Expenses

Non-operating income for 2017 was KRW 247 million (US$ 231 thousand) compared with non-operating expenses KRW 2,442 million in 2016. The decrease in non-operating expenses was primarily due to impairment loss investment in subsidiaries in 2016, which was not incurred in 2017 and decreased bad debt expenses related to subsidiary loan.

Profit before income tax for 2017 was KRW 13,922 million (US$ 13,043 thousand), compared with profit before income tax of KRW 2,994 million in 2016.

Gravity recorded a net profit of KRW 12,982 million (US$ 12,162 thousand) in 2017 compared with a net loss of KRW 226 million in 2016.

The balance of cash and cash equivalents and short-term financial instruments was KRW 57,490 million (US$ 53,859 thousand) as of December 31, 2017.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as quoted by the Federal Reserve Bank of New York.